
11006725

ANNUAL REPORT *to our* SHAREHOLDERS





COASTAL CAROLINA
BANCSHARES, INC.

2010



DEAR SHAREHOLDER:

I am pleased to report that in the past year, Coastal Carolina National Bank has seen significant progress and achieved success in a number of strategically valuable areas. These accomplishments occurred despite an economic environment that remained challenging for the banking industry.

Perhaps of greatest long term value, we attracted many new team members with exceptionally strong and diverse experience in banking. We also aligned our existing internal talent to leverage each individual's abilities. We thus completed 2010 with an outstanding team of professionals well positioned to build a safe, sound and profitable future for Coastal Carolina National Bank. More information about our management team can be found in the two pages following this letter.

Our strategic plan is based on growth designed to deliver long-term shareholder value. The team, the internal processes and the impressive infrastructure we now have in place all combine to give us a solid foundation for building a much larger organization. We are confident we can do this without compromising our credit culture principles or our operational and compliance standards, which, in today's world, carry more critical importance than ever.

Our path to profitability hinges on a few key objectives. Loan growth is essential. We are encouraged by the progression of our loan volume in 2010, and the first quarter of 2011 will be our best ever in this area. At the same time, we have been diligent in cultivating a credit culture that adheres to prudent principles to protect the capital of the bank. There is an essential balance between the need to grow our loans dynamically and growing them in the right way. We are dedicated to achieving a smart outcome in this challenging area.

In 2011, the sound foundation we have in place will help us grow our earning assets to achieve greater operating leverage and increase our interest income. In essence, we see revenue growth increasing faster than expense generation. Over time, this positive operating leverage will act as a driver of future earnings growth.

While we have many encouraging trends in place, the local economy remains challenging. High unemployment, excess real estate inventory and declining real estate prices continue to affect the community we serve. There are fewer creditworthy borrowers. The competition for good loans is fierce. Tighter regulatory controls have increased the costs of running our business and constricted our abilities to grow revenues. The impact of these factors is that our rate of growth will not be as robust until real economic recovery gains more traction.

In the face of all of this, the Bank has been a good steward of our capital. We managed our financial affairs well and have been judicious in the deployment of capital. We have avoided speculative loans or those where the source of repayment was not evident. We have consistently made decisions directed at creating shareholder value through quality growth.

As the local and national economies improve, we are strategically well-positioned to take advantage of opportunities. This is not the case for many of our competitors whose capital base continues to deteriorate in ways that may be difficult to overcome.

INCOME STATEMENT REVIEW

We incurred a net loss of $2 million for the year ended December 31, 2010, compared to $2.6 million for the year ended December 31, 2009. The loss per share in 2010 was $.92, and was $2.11 in 2009.

Net interest income before the provision for loan losses in 2010 was $1,276,055, an increase of $1,079,912 when compared to net interest income before the provision for loan losses of $196,143 in 2009. The increase is attributed to growth in the loan portfolio with yields higher than the cost of the deposits, which also grew. Additionally, the bank was open for 7 months in 2009 compared to a full 12 months in 2010. The components of interest income in 2010 were $971,602 from loans, $812,475 from investment securities, and $375,239 from federal funds sold and other interest-bearing bank deposits. During 2010, interest expense was composed almost entirely of interest expense on deposits totaling $883,173.

Our net interest spread and net interest margin improved in 2010 to 1.61% and 2.04%, respectively, compared to (0.43%) and 0.66%, respectively, in 2009. Improvements in both ratios are the result of increased growth in the loan portfolio earning higher rates than the cost of the deposits, which also grew in 2010. Additionally, consistent with the economic environment, deposit rates have declined significantly in 2010.


COASTAL CAROLINA
BANCSHARES, INC.

April 12, 2011


SEC MAIL PROCESSING
RECEIVED
APR 13 2011
WASH, D.C. 211 SECTION

Via Federal Express
U.S. Securities and Exchange Commission
Office of Corporation Finance
Station Place
100 F St., N.E.
Washington, D.C. 20549

Re: Coastal Carolina Bancshares, Inc. – Proxy Statement and Annual Report

Dear Sir or Madam:

On behalf of Coastal Carolina Bancshares, Inc., (the "***Corporation***"), please find enclosed (i) seven courtesy copies of the Corporation's printed proxy statement for our 2011 Annual Meeting of Shareholders, and (ii) seven courtesy copies of the Corporation's printed 2010 Annual Report, as mailed to shareholders.

If you have any further requests with respect to these courtesy copies, please contact me at (843) 839-1953.

Very truly yours,

Dawn Kinard

Dawn Kinard
Chief Financial Officer

Enclosures


SEC MAIL PROCESSING
RECEIVED
APR 13 2011
WASH, D.C. 211 SECTION

Our provision for loan losses was $485,702 in 2010 and $144,845 for 2009. The increased expense is directly related to the increased growth in the loan portfolio in 2010.

Noninterest income totaled $416,026 in 2010 compared to $28,685 in 2009. The most significant component of noninterest income in 2010 and the primary reason for the increase compared to 2009 was the recognition of $364,278 in net gains on the sale of investment securities. Additionally in 2010, we recognized gains on the sale of mortgage loans in the secondary market of $27,525. Noninterest income also included service charge and fee income for services offered by the bank. In 2010, all other non-interest income, including service charges totaled $24,223.

Noninterest expense totaled $3,217,168 in 2010, compared to $2,678,988 in 2009. Salaries and employee benefits comprise the largest component of noninterest expense which totaled $1.9 million in 2010. The following additional noninterest expense components were the next most significant expenses experienced in 2010: occupancy and equipment expenses were $399,294, data processing/IT/telecommunication related expenses were $310,936, and professional services expenses, including auditors and legal counsel, were $232,885.

BALANCE SHEET REVIEW

As of December 31, 2010, we had total assets of $71.9 million compared to $61.2 million as of December 31, 2009. The major asset categories were $18.6 million in cash and bank deposits, $28.7 million in available-for-sale securities, and $22.8 million in net loans. Compared to 2009, we have significantly reduced our cash and deposit position and reinvested into higher yielding loans and available for sale securities. Total liabilities as of December 31, 2010 were $57.1 million and were comprised primarily of retail customer deposits totaling $56.7 million. As of December 31, 2009 total liabilities were $44.2 million, with total deposits of $44 million. Shareholders' equity was $14.8 million, or 20.55 % of assets as of December 31, 2010. Book value per share was $6.76 at December 31, 2010, compared to $7.75 at December 31, 2009.

A more detailed discussion and analysis of our 2010 operating results is contained in the Securities and Exchange Commission Form 10-K for the Company filed for the fiscal year ended December 31, 2010. You may access the Form 10-K at internet address www.sec.gov, click on Search, and under Search Company filings (Company name), type in "Coastal Carolina Bancshares".

I would like to personally thank each and everyone of you who has moved business to your Bank. Please keep us in mind for yourself, your family and friends. Remember, no relationship is too small, and we have money to lend.

Sincerely,

Michael D. Owens

Michael D. Owens
President and Chief Executive Officer
March 27, 2010


Total Loans
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10


Total Deposits
$60,000,000
$45,000,000
$30,000,000
$15,000,000
$0
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10

AN IMPRESSIVE TEAM OF TOP NOTCH BANKING TALENT.



"We've been very fortunate over the past two years in attracting some of the community's strongest bankers."
Michael D. Owens, CCNB President and CEO

As we approach our second anniversary, Coastal Carolina National Bank continues to grow and create great opportunities for our customers. While much of our early success is connected to the fact that we opened after so many of the problems that plague our industry had already happened, we can also credit our exceptionally strong team of professional bankers. Through 2010, we've attracted lots of fresh talent with significant banking experience from inside the Myrtle Beach market. Today, more than ever, CCNB is truly the new bank with lots of old friends.

In 2009, CCNB was one of only twenty banks to open in the entire country. Its ability to raise capital for a new community bank at that time was a real testament to the depth and breadth of community support it received. "There was never a better time to start a new bank," says Michael D. Owens, CCNB President and CEO. "We opened with a clean balance sheet, no problem loans to burden our books or our attitudes, and plenty of capital to make good loans. So many of our competitors would love to be where we are today."

That fortuitous timing has made CCNB an attractive new home for some of the area's strongest banking talent. "We've been very fortunate over the past two years in attracting some of the community's strongest bankers, many are from the Grand Strand area and have been serving local customers for years," says Michael D. Owens.



Jeff Benjamin, Senior Vice President and Chief Credit Officer

Among the latest additions to the CCNB management team is Jeff Benjamin as Senior Vice President and Chief Credit Officer. He returns to the Grand Strand where he spent a decade in banking. Jeff brings a wealth of experience in assessing loans and asset management, which is especially critical in today's economic conditions.



Dawn Kinard, Senior Vice President and Chief Financial Officer

Dawn Kinard, recently named Senior Vice President and Chief Financial Officer, has more than 11 years experience with community banks in Atlanta and Savannah, Georgia. Her strong background in community banking will be a great asset as CCNB continues to build its presence in the greater Myrtle Beach area.

The commercial lending team of the bank has decades of experience in this market and a wealth of local knowledge. Headed by Senior Vice President and Commercial


John Rutenberg, Senior Vice President and Chief Financial Officer

Banking Manager John Rutenberg, who also has extensive experience in the market, it is an excellent resource for helping to structure and meet the credit needs of growing businesses. Last fall, John and Bob Moore, Commercial Lending, Senior Vice President, were joined by two very accomplished vice presidents: Robert Hucks, with more then 10 years experience, and Eric Keys, with nearly 30 years in banking.

"We're also extremely proud of our mortgage lending division," says Michael D. Owens. "Our friendly and experienced mortgage consultants make it a smooth and simple transaction from start to finish."


Trina Dusenbury, Residential Mortgage Loan Manager and Senior Vice President

Residential Mortgage Loan Manager and Senior Vice President Trina Dusenbury has served the local banking community for more than 18 years. Mortgage Loan Originator and Assistant Vice President Regina Taylor also brings more than 18 years banking experience to the team.

Katy Scalise is CCNB's new Branch Manager and Assistant Vice President. A person with nearly a decade of banking experience on the Grand Strand, Katy's positive attitude is contagious and her winning personality sets just the right tone for the bank.


Lisa James, Chief Operations Officer and Senior Vice President

Rounding out the management team at CCNB are Lisa James and Lisa Davis. Lisa James is the Chief Operations Officer and Senior Vice President and has been involved in banking in Horry County for over 14 years. Lisa Davis is Vice President of Human Resources and Training Manager with over 25 years experience in training, performance improvement, and human relations in the Myrtle Beach area.


Lisa Davis, Vice President of Human Resources and Training Manager

"A new community bank like Coastal Carolina National Bank is only as strong as the extraordinary banking talent that chooses to make this its new home," says Michael D. Owens. "There's been a lot of changes in the banking world over the past couple of years, and many folks may have wondered where to find some of the old friends they've done business with in the past. We're very honored and grateful that so many of them are here at CCNB – ready to see old friends again and make lots of new ones."


Bob Moore, Commercial Lending, Senior Vice President


Robert Hucks, Commercial Lending, Vice President


Eric Keys, Commercial Lending, Vice President


Regina Taylor, Mortgage Loan Originator, Assistant Vice President


Katy Scalise, Branch Manager, Assistant Vice President


EQUAL HOUSING
LENDER

Member FDIC



COASTAL CAROLINA
NATIONAL BANK
Be appreciated.

2305 Oak Street / Myrtle Beach, South Carolina 29577 / 843.839.2265 / www.MyCCNB.com

COASTAL CAROLINA BANCSHARES, INC. BOARD OF DIRECTORS

William K. Bogache, MD
Chairman – Asset Quality Committee, Coastal Carolina National Bank
Chairman – Asset Liability Management and Investment Committee
Medical Director – Parkway Surgery Center of Myrtle Beach

J. Egerton Burroughs
Vice Chairman – Coastal Carolina Bancshares, Inc.
Chairman – Burroughs & Chapin Company
President – Burroughs Brothers Properties

Chester A. Duke
Chairman – Coastal Carolina Bancshares, Inc.
Retired Banker

Robin W. Edwards
Retired Educator
Director – Coastal Educational Foundation and Board of Visitors, Edwards College of Coastal Carolina University

Carl O. Falk
Managing Partner, Falk Holdings, LLC

Henrietta U. Golding
Treasurer – Coastal Carolina National Bank
Chairperson – Compensation/Governance/ Nominating Committee, Coastal Carolina Bancshares, Inc.
Shareholder and Unit Manager – McNair Law Firm, PA

Adair M. Graham, Jr.
Credit Officer – Live Oak Bank, Wilmington, NC

Marsha W. Griffin
Principal – Marsha Griffin & Associates, LLC

Gary L. Hadwin
President – Hadwin-White Buick/GMC/ Subaru, Inc.

Benjy A. Hardee
President and Chief Executive Officer – A. O. Hardee & Son, Inc.

Nelson L. Hardwick
Managing Owner - Nelson L. Hardwick & Associates
Representative - District 106 of the SC State House of Representatives

Marilyn B. Hatley
Secretary – Coastal Carolina National Bank
Mayor – City of North Myrtle Beach
Owner – Visible Designs, Inc.

W. John Laymon
Director of Residential Real Estate and Broker in Charge – The Jackson Companies

Andrew H. Lesnik
President – LHWH Advertising & PR, Inc.
Co-Owner and Managing Partner – Sheriar Press

L. Morgan Martin
Secretary – Coastal Carolina Bancshares, Inc.
Principal – Law Offices of L. Morgan Martin, PA

John L. Napier
Treasurer – Coastal Carolina Bancshares, Inc.
President – John L. Napier, LLC

Michael D. Owens
President and Chief Executive Officer – Coastal Carolina Bancshares, Inc.
President and Chief Executive Officer – Coastal Carolina National Bank
Vice Chairman – Coastal Carolina National Bank

Frank A. Stewart
President – ULTRA Machine & Fabrication, Inc.

Dennis L. Wade
Chairman – Audit/Compliance/ Risk Management Committee, Coastal Carolina Bancshares, Inc.
President and Chief Executive Officer – The Jackson Companies

Douglas P. Wendel
Chairman – Coastal Carolina National Bank
Retired President and Chief Executive Officer – Burroughs & Chapin Company

Dennis T. Worley
Principal – Wright, Worley, Moss & Ekster, PLC

COASTAL CAROLINA NATIONAL BANK ADVISORY/BUSINESS DEVELOPMENT COMMITTEE

The Bank formed the Advisory/Business Development Committee to assist in business development consistent with safe regulatory practices to enhance shareholder value. The Bank seeks to staff the Committee with a diverse group of community leaders who have earned long-term reputations for ethical financial success.

Carl O. Falk, Chairman
Managing Partner, Falk Holdings, LLC
(Pawleys Island)

James A. Beard, Jr.
Sales Executive, The Litchfield Company
(Pawleys Island)

James R. Frazier
Representative, Horry County Council District 7
(Conway)

Glenn H. Hall
President, National Finance Company, Inc.
(Little River)

Lawrence B. Holt, Jr., MD
Physician
(Myrtle Beach)

Bernard (Bubba) Meng, III
Retired
(Murrells Inlet)

Joe Reaves, III
Owner, Car City/Sun Coast Financial
(North Myrtle Beach)

Michael A. Shank
Partner, Festival Promotions
(Myrtle Beach)

John E. (Chip) Smith, III
Owner, Strategic Marketing, Inc.
(Murrells Inlet)

Diane D. Stokes
President, Stages Video Productions, Inc.
(Myrtle Beach)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Coastal Carolina Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Coastal Carolina Bancshares, Inc. and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coastal Carolina Bancshares, Inc. and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 25, 2011

CONSOLIDATED BALANCE SHEETS

	December 31	
	2010	2009
Assets		
Cash and non-interest due from banks	**$ 539,685**	$ 741,896
Federal funds sold	**1,589,151**	813,827
Interest-bearing bank deposits	**16,465,014**	30,701,988
Total cash and cash equivalents	**18,593,850**	32,257,711
Securities available for sale	**28,705,311**	17,029,866
Federal Reserve Bank stock	**456,300**	525,250
Loans held for sale	**340,000**	–
Loans receivable	**23,226,836**	10,581,837
Allowance for loan losses	**(432,750)**	(144,845)
Loans, net	**22,794,086**	10,436,992
Premises and equipment, net	**333,551**	464,174
Accrued income and Other Assets	**663,435**	444,471
Total assets	**$ 71,886,533**	**$ 61,158,464**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest bearing demand	**$ 2,319,623**	$ 700,533
Interest checking	**2,432,715**	1,272,341
Money market	**27,071,059**	21,558,971
Savings	**104,515**	128,274
Certificates of deposit	**24,759,204**	20,323,745
Total deposits	**56,687,116**	43,983,864
Borrowings	–	–
Accrued expenses and other liabilities	**428,129**	233,446
Total liabilities	**57,115,245**	44,217,310
Shareholders' Equity		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	–	–
Common stock, $.01 par value, 50,000,000 shares authorized, 2,185,000 and 2,186,000 issued and outstanding at December 31, 2010 and 2009 respectively.	**21,850**	21,860
Additional paid-in capital	**21,667,958**	21,604,774
Unearned compensation, nonvested restricted stock	**(25,000)**	(51,111)
Retained deficit	**(6,548,688)**	(4,533,543)
Accumulated other comprehensive loss	**(344,832)**	(100,826)
Total shareholders' equity	**14,771,288**	16,941,154
Total liabilities and shareholders' equity	**$ 71,886,533**	$ 61,158,464

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	For the Calendar Year	
	2010	2009
Interest income		
Loans, including fees	**$ 971,602**	$ 171,862
Federal funds sold and interest-bearing bank deposits	**375,239**	212,541
Securities	**783,143**	131,483
Federal Reserve stock dividend	**29,332**	18,802
Stock subscriptions held in escrow	**–**	78,246
Total interest income	**2,159,316**	612,934
Interest expense		
Deposits:		
Interest checking	**19,730**	5,247
Money market and savings	**363,290**	165,511
Certificates of deposit < $100,000	**155,939**	64,736
Certificates of deposit ≥ $100,000	**344,214**	138,955
Lines of credit and other borrowings	**88**	42,342
Total interest expense	**883,261**	416,791
Net interest income before provision for loan losses	**1,276,055**	196,143
Provision for loan losses	**485,702**	144,845
Net interest income after provision for loan losses	**790,353**	51,298
Noninterest income		
Service charges on deposits	**11,349**	1,886
ATM, debit, and merchant fees	**8,175**	1,331
Gain on sale of loans	**27,525**	1,256
Leasehold improvement allowance	**–**	12,500
Gain on sale of securities, net	**364,278**	11,058
Other	**4,699**	654
Total noninterest income	**416,026**	28,685
Noninterest expense		
Salaries and employee benefits	**1,869,913**	1,613,146
Occupancy and equipment	**399,294**	394,311
Data processing	**290,198**	151,178
Professional services	**232,885**	216,905
Marketing and business development	**118,862**	120,160
Shareholder Communications	**32,524**	9,982
Corporate insurance	**24,238**	19,057
Postage and supplies	**36,720**	40,486
Telecommunications	**20,738**	20,955
FDIC insurance and regulatory assessments	**118,631**	39,203
Other	**73,165**	53,605
Total noninterest expense	**3,217,168**	2,678,988
Loss before income taxes	**(2,010,789)**	(2,599,005)
Income taxes	4,356	–
Net loss	**$ (2,015,145)**	$ (2,599,005)
Loss per share		
Basic and diluted loss per share	**$ (0.92)**	$ (2.11)
Average shares outstanding	**2,185,666**	1,233,195

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

	Common Stock		Additional Paid-in Capital	Unearned Compensation, Nonvested Restricted Stock	Retained Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity (Deficit)
	Shares	Amount					
December 31, 2008	**–**	**$ –**	**$ –**	**$ –**	**$ (1,551,089)**	**$ –**	**$ (1,551,089)**
Pre-opening net loss for 2009		–	–		(770,450)	–	(770,450)
Post-opening net loss		–	–	–	(1,828,555)	–	(1,828,555)
Change in unrealized gains and losses on securities, net of tax effect		–	–	–	–	(100,826)	(100,826)
Total Comprehensive Loss							**(2,699,831)**
Issuance of common stock	2,180,000	21,800	21,778,200	–	–	–	21,800,000
Direct stock issuance costs		–	(836,488)	–	–	–	(836,488)
Organizer/founder warrants		–	540,881	–	(383,449)	–	157,432
Stock-based compensation		–	62,241	–	–	–	62,241
Issuance of restricted stock	6,000	60	59,940	(51,111)	–	–	8,889
December 31, 2009	**2,186,000**	**$ 21,860**	**$ 21,604,774**	**$ (51,111)**	**$ (4,533,543)**	**$ (100,826)**	**$ 16,941,154**
Net Loss		–	–	–	(2,015,145)	–	(2,015,145)
Change in unrealized gains and losses on securities, net of tax effect		–	–	–	–	(244,006)	(244,006)
Total Comprehensive Loss							**(2,259,151)**
Organizer/founder warrants		–	16,488	–	–	–	16,488
Stock-based compensation		–	56,696	–	–	–	56,696
Restricted Stock forfeiture	(1,000)	(10)	(10,000)	10,000	–	–	(10)
Amortization of Restricted Stock		–	–	16,111	–	–	16,111
December 31, 2010	**2,185,000**	**$ 21,850**	**$ 21,667,958**	**$ (25,000)**	**$ (6,548,688)**	**$ (344,832)**	**$ 14,771,288**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Calendar Year	
	2010	2009
Operating activities		
Net loss	$ (2,015,145)	$ (2,599,005)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for loan losses	485,702	144,845
Increase in deferred loan fees, net	43,257	30,593
Gains on sale of loans held for sale	(27,525)	(1,256)
Origination of loans held for sale, net	(2,248,841)	(100,660)
Proceeds from sale of loans held for sale	1,936,366	101,916
Premium amortization and discount accretion on securities, net	170,668	22,611
Securities gains, net	(364,278)	(11,058)
Depreciation and amortization expense	167,662	163,971
Stock-based and restricted stock compensation expense	89,285	228,562
Increase in accrued interest receivable	(96,785)	(151,580)
Increase in accrued interest payable	(226)	31,778
Decrease in deferred stock issuance costs	–	337,476
Decrease (increase) in other assets	38,306	(181,243)
Increase in other liabilities	194,910	49,219
Net cash used in operating activities	(1,626,644)	(1,933,831)
Investing activities		
Net change in loans	(12,886,052)	(10,612,430)
Redemption (purchase) of Federal Reserve Bank stock	68,950	(525,250)
Purchases of securities available for sale	(42,604,632)	(21,813,807)
Proceeds from paydowns of securities available for sale	2,336,434	231,560
Proceeds from sales of securities available for sale	28,381,870	4,380,022
Net purchases of premises and equipment	(37,039)	(179,687)
Net cash used in investing activities	(24,740,469)	(28,519,592)
Financing activities		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	8,267,793	23,660,119
Net increase in certificates of deposit	4,435,459	20,323,745
Net increase in stock subscriptions held in escrow	–	(2,365,000)
Net decrease in organizer advances	–	(620,000)
Net decrease in other borrowings	–	(1,622,770)
Proceeds from issuance of common stock, net of offering costs	–	20,963,512
Net cash provided by financing activities	12,703,252	60,339,606
Net increase (decrease) in cash and cash equivalents	(13,663,861)	29,886,183
Cash and cash equivalents, beginning of period	32,257,711	2,371,528
Cash and cash equivalents, end of period	$ 18,593,850	$32,257,711
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest on deposits and borrowings	$ 883,486	$385,103
Non-cash items:		
Unrealized losses on securities available for sale (net of tax benefit of $160,485 and $59,981 for 2010 and 2009, respectively)	(244,006)	(100,826)

See accompanying notes to consolidated financial statements.

NOTES

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Coastal Carolina Dream Team, LLC (the LLC) was formed on June 20, 2007, to explore the possibility of establishing a new bank in the Myrtle Beach, South Carolina area. On February 28, 2008, Coastal Carolina Bancshares, Inc. (the Company) was incorporated to act as the holding company for the Bank and on April 10, 2008, the LLC merged with and into the Company (the Merger). As a result of the Merger, all the assets and liabilities of the LLC became assets and liabilities of the Company.

In order to capitalize the Bank, the Company conducted a stock offering and raised $21.8 million. Upon receipt of all final regulatory approvals, the Company capitalized the Bank through the purchase of 1,994,000 shares at $10.00 per share, or $19,940,000, and the Bank began banking operations on June 8, 2009.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Principals of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, fair value of securities, the valuation of deferred tax assets, and the estimated useful lives and methods for depreciating premises and equipment. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term.

Organizational and Pre-Opening Costs - Activities from inception to June 7, 2009 consisted principally of organizational activities necessary to obtain regulatory approvals and preparation activities necessary to commence business as a commercial bank. Organizational costs are primarily legal and consulting fees related to the incorporation and organization of the Company and the Bank. Pre-opening costs are primarily employees' salaries and benefits, and other operational expenses related to preparation for the Bank's opening. The organizational and pre-opening costs of $2,321,539 were expensed against the Company's consolidated initial period operating results in the periods ended December 31, 2009 and 2008.

Offering Expenses - Offering expenses, consisting principally of direct incremental costs of the stock offering, were incurred to raise the Company's initial capital. Such offering expenses were classified as deferred stock issuance costs until the close of the stock offering. The Company's offering expenses were $836,488, including sales agent commissions and related out-of-pocket costs of $515,676, and were offset against the proceeds of the offering during the year ended December 31, 2009.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing bank deposits. Generally, federal funds sold are for one-day periods.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold, and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Horry County market. Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies. In the opinion of management, there is no concentration of credit risk in its investment portfolio.

The Company places its deposits and correspondent accounts with and sells its federal funds to high-quality institutions. As of December 31, 2010, the Company had on deposit $5.9 million, or 39.6% of the Company's shareholders' equity, with its primary correspondent bank. This amount includes both interest bearing and non-interest bearing deposits. Management believes credit risk associated with its primary and other correspondent banks is not significant based on an evaluation of their financial statements and general knowledge of their operations.

Investment Securities - All debt securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Restricted equity securities without a readily determinable fair value are reported at cost.

The Company intends to hold available-for-sale securities for an indefinite period of time, but may sell them prior to maturity in response to changes in interest rates, changes in repayment risk, changes in the liquidity needs of the Bank, and other factors.

Purchase premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. The fair value of the securities is determined by a third party as of a date in the close proximity to the end of the reporting period. The valuation is based on available quoted market prices or quoted market prices for similar securities if a quoted market price is not available. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Realized gains and losses for securities are included in earnings, determined on the basis of cost of each specific security sold, are included in earnings on the settlement date.

Loans and Loans Held for Sale - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loans held for sale are carried at the lower of the carrying amount or fair value applied on an aggregate basis. Fair value is measured based on purchase commitments, bids received from potential purchasers, quoted prices for the same or similar loans, or prices of recent sales or securitizations.

Conforming fixed-rate residential mortgage loans are typically classified as held for sale upon origination based upon management's intent to generally sell all of the production of these loans. Other types of loans may either be held for investment purposes, sold, or securitized. Loans originated for portfolio that are subsequently transferred to held for sale based on management's decision to sell are transferred at the lower of cost or fair value. Write-downs of the loans' carrying value attributable to credit quality are charged to the allowance for loan losses while write-downs attributable to interest rates are charged to noninterest income. As of December 31, 2010, the Bank had $340,000 in loans held for sale.

Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Loan commitment fees are generally deferred and amortized into fee income on a straight-line basis over the commitment period. Other credit-related fees, including letter and line of credit fees are recognized as fee income when earned. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, accrual of interest is discontinued on loans 90 days past due or when deemed not collectible in full as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement. With the ultimate collectability of the principal balance of an impaired loan is in doubt, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are recorded as recoveries of any amounts previously charged off, and then to interest income to the extent any interest has been foregone.

Allowance for Loan Losses - The allowance for loan losses represents the Company's recognition of the risks of extending credit and its evaluation of the loan portfolio. The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying collateral, and holding and disposal costs. The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

The allowance for loan losses calculation process has two components. The recorded allowance for loan losses is the aggregate of these two components. The first component represents the estimated probable losses inherent within the portfolio due to uncertainties in economic conditions, delays in obtaining information about a borrower's financial condition, delinquent loans that have not been determined to be impaired, trends in speculative construction real estate lending, results of internal and external loan reviews, and other factors. This component of the allowance for loan losses is calculated by assigning a certain risk weighting, within a predetermined range, to each identified risk factor. The second component represents the allowance for loan losses for impaired loans. To determine this component, collateral dependent impaired loans are evaluated using internal analyses as well as third-party information, such as appraisals. If an impaired loan is unsecured, it is generally evaluated using a discounted cash flow of the payments expected over the life of the loan using the loan's effective interest rate and giving consideration to currently existing factors that would impact the amount or timing of the cash flows.

Foreclosed Real Estate - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. As of December 31, 2010, the Company had no foreclosed real estate.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization of premises and equipment are computed using the straight-line method over the assets' estimated useful lives. Useful lives range from three to ten years for software, furniture and equipment, computer equipment, and automobile, and over the shorter of the estimated useful lives or the term of the lease for leasehold improvements.

Stock-based Compensation - The Company accounts for stock-based compensation to employees as outlined in the accounting standards. The cost of employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the award. A Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used to estimate the fair value of restricted stock. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation expense is recognized net of awards expected to be forfeited.

Income Taxes - The Company is a corporation. Deferred tax assets and liabilities will be recognized for the future tax benefits or consequences attributable to differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in income in the period that includes the enactment date. Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events, including the timing, nature, and amount of future income.

An evaluation of the probability of being able to realize the future benefits indicated by any such deferred tax asset is required. A valuation allowance is provided for the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management will consider the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company believes its loss position may adversely impact its ability to recognize the full benefit of its deferred tax asset. Therefore, the Company currently has placed a valuation allowance for its full deferred tax asset. As of December 31, 2010, the deferred tax asset totaled $2,112,096.

Comprehensive Loss - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet. Such items, along with net income, are components of comprehensive income (loss).

Earnings (Loss) Per Share - Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted earnings (losses) per share are computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options, restricted stock, and warrants. Diluted earnings per share is not presented, as the current net loss would result in an anti-dilutive computation.

Financial Instruments - In the ordinary course of business, the Company enters into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that affect the Company's accounting, reporting, and disclosure of financial information:

In July 2010, the Receivables topic of the ASC was amended to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis. The Company is required to begin to comply with the disclosures in its financial statements for the year ended December 31, 2010. Disclosures about Troubled Debt Restructurings (TDRs) required by the Update have been deferred by FASB in an update issued in early 2011. The TDR disclosures are anticipated to be effective for periods ending after June 15, 2011.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future. Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies. The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments. Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

In August 2010, two updates were issued to amend various SEC rules and schedules pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies and based on the issuance of SEC Staff Accounting Bulletin 112. The amendments related primarily to business combinations and removed references to "minority interest" and added references to "controlling" and "noncontrolling interests(s)". The updates were effective upon issuance but had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. CASH AND CASH EQUIVALENTS

As of December 31, 2010, cash and due from banks of $539,685 is represented by cash on hand and noninterest-bearing deposits with other banks. Interest-bearing deposits in other banks were $16.5 million at December 31, 2010, and included $9.5 million in CDs invested at other banks that carry a weighted average rate of 1.88% with maturities less than 12 months. Also included is $2.2 million at the Federal Reserve and $4.8 million in money market deposit accounts. Additionally, as of December 31, 2010, the Bank had $1.6 million in federal funds sold. These balances allow the Bank to meet liquidity requirements and provide temporary holdings until the funds can be otherwise deployed or invested.

3. SECURITIES

The fair value of the Bank's investment securities totaled $28.7 million and $17 million as of December 31, 2010 and 2009, respectively. The investment portfolio consisted of mortgage-backed securities, collateralized mortgage obligations, and municipal bonds as of December 31, 2010 and 2009, and is summarized as follows:

At December 31, 2009, the Bank's securities consisted of mortgage-backed securities, summarized as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities (MBS)	$ 24,284,541	$ 9,615	$ (360,975)	$ 23,933,181
Collateralized Mortgage Obligations (CMOs)	3,024,821	–	(82,164)	$ 2,942,657
Municipal bonds	1,961,248	–	(131,775)	1,829,473
Total securities	$ 29,270,610	$ 9,615	$ (574,914)	$ 28,705,311

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 17,190,673	$ 9,248	$ (170,055)	$ 17,029,866
Total securities	$ 17,190,673	$ 9,248	$ (170,055)	$ 17,029,866

The contractual maturity distribution of the Bank's securities portfolio at December 31, 2010 are summarized below. Actual maturities may differ from contractual maturities shown below since issuers may have the right to pre-pay these obligations without pre-payment penalties.

	Amortized Cost	Fair Value
Due in less than one year	$ –	$ –
Due after one year through five years	–	–
Due after five years through ten years	2,709,898	2,629,661
Due after ten years	26,560,712	26,075,650
Total securities	$ 29,270,610	$ 28,705,311

At December 31, 2010 and 2009, the Bank also owned Federal Reserve Bank stock with a cost of $456,300 and $525,250, respectively, with a yield of 6%. Securities pledged to secure public deposits had amortized carrying costs of $4,960,779 and market value of $5,021,219 at December 31, 2010. At December 31, 2009, securities pledged to secure public deposits had amortized carrying costs of $4,362,416 and market value of $4,310,348.

Gross gains and losses recognized on the sale of securities are summarized as follows:

	For the Calendar Year	
	2010	2009
Gross gains	**$ 367,571**	$ 17,306
Gross losses	**(3,293)**	(6,248)
Net gains (losses)	**$ 364,278**	$ 11,058

There were no write-downs for other-than-temporary declines in the fair value of debt securities in 2010. The following table summarizes the unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2010 and December 31, 2009.

December 31, 2010

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 20,467,363	$ (360,975)	$ –	$ –	$ 20,467,363	$ (360,975)
Collateralized Mortgage Obligations	2,942,657	(82,164)	–	–	2,942,657	(82,164)
Municipal Bonds	1,829,473	(131,775)	–	–	1,829,473	(131,775)
Total temporarily impaired securities	$ 25,239,493	$ (574,914)	$ –	$ –	$ 25,239,493	$ (574,914)

December 31, 2009

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 15,008,386	$ (170,055)	$ –	$ –	$ 15,008,386	$ (170,055)
Total temporarily impaired securities	$ 15,008,386	$ (170,055)	$ –	$ –	$ 15,008,386	$ (170,055)

4. LOANS

The composition of loans is summarized as follows:

	December 31	
	2010	2009
Construction and land development	**$ 5,528,181**	$ 3,395,362
Real estate - mortgage	**5,631,112**	585,338
Real estate - other	**10,721,143**	5,428,501
Commercial and industrial	**1,090,301**	1,136,486
Consumer and other	**329,949**	66,743
Gross loans	**23,300,686**	10,612,430
Allowance for loan losses	**(432,750)**	(144,845)
Deferred loan fees, net	**(73,850)**	(30,593)
Total loans, net	**$ 22,794,086**	$ 10,436,992

Provision and Allowance for Loan Losses

An allowance for loan losses has been established through a provision for loan losses charged to expense on the consolidated statement of operations. The allowance for loan losses represents an amount management has determined is adequate to absorb probable losses on existing loans that may become uncollectible. Growth in the loan portfolio is the primary reason for additions to the allowance for loan losses. Additionally, provisions may be made for non-performing loans.

The first step in the process is to risk grade each loan in the portfolio based on one common set of parameters that include items like debt-to-worth ratio, liquidity of the borrower, net work, experience of the borrower, and other factors. The general pool of performing loans is then segmented into categories based on FFIEC call codes, which represent different loan types such as commercial loans, construction loans, consumer loans, and so on. The loss history of each loan type is measured and includes actual history experienced by the bank and the loss experiences of peer banks. The loss history results in a factor that is applied to each loan pool. Additionally, other factors are applied to represent known or expected changes to the loan portfolio resulting from economic and industry developments, the depth and knowledge of management, changes in policies and practices, and more. These environmental factors require judgment and estimates, and the eventual outcomes may differ from the estimates. The combined factors are applied to each loan category and result in the necessary allowance for the general performing loan pool.

Non-performing loans, including losses with loan grades of Substandard, Doubtful, or worse, and including past due loans and loans on non-accrual are evaluated separately. Impaired loans and non-performing loans can require higher loan loss reserves. If a loan is individually evaluated and identified as impaired, it is measured by using either the fair value of the collateral less costs to sell, present value of expected future cash flows discounted at the loans effective interest rate, or observable market price of the loan. Management chooses a method on a loan-by-loan basis depending on which information is available. Measuring impaired loans requires judgment and estimates and the eventual outcomes may differ from the estimates.

The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge offs and recoveries in 2010.

ALLOWANCE FOR LOAN LOSSES AND RECORDED INVESTMENT IN LOANS RECEIVABLE FOR THE YEAR ENDED DECEMBER 31, 2010

	Construction and Land Development	Real Estate Mortgage	Real Estate Other	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 42,442	$ 7,317	$ 80,054	$ 14,206	$ 826	$ –	$ 144,845
Charge-offs	–	–	(197,797)	–	(30)	–	(197,827)
Recoveries	–	–	–	–	30	–	30
Provisions	49,823	71,731	302,805	775	1,286	59,282	485,702
Ending Balance	$ 92,265	$ 79,048	$ 185,062	$ 14,981	$ 2,112	$ 59,282	$ 432,750
Ending Balances:							
Individually evaluated for impairment	$ 17,466	$ –	$ 152,287	$ –	$ 232	$ –	$ 169,985
Collectively evaluated for impairment	$ 74,799	$ 79,048	$ 32,775	$ 14,981	$ 1,880	$ 59,282	$ 262,765
Loans acquired with deteriorated credit quality	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Loans receivable:							
Ending balance - total	$ 5,528,181	$ 5,631,112	$10,721,143	$ 1,090,301	$ 329,949		$ 23,300,686
Ending Balances:							
Individually evaluated for impairment	$ 253,984	$ –	$ 2,249,804	$ –	$ 30,946		$ 2,534,734
Collectively evaluated for impairment	$ 5,274,197	$ 5,631,112	$ 8,471,339	$ 1,090,301	$ 299,003		$ 20,765,952
Loans acquired with deteriorated credit quality	$ –	$ –	$ –	$ –	$ –		$ –

The adequacy of the allowance for loan losses reviewed on an ongoing basis. The amount of the allowance is adjusted to reflect changing circumstances. Recognized losses are charged to the allowance and recoveries are added back to the allowance. As of December 31, 2010, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. The underlying assumptions used in the analysis may be impacted in future periods by changes in economic conditions, the impact of changing regulations, and the discovery of new information with respect to borrowers not previously known to management. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Credit Quality and Non-Performing Loans

Generally, the first indication of the non-performance of a loan is a missed payment. Thus, one of the adverse indicators used in monitoring the credit quality of a loan is the past due status of the loan payments. As of December 31, 2010, loans past due totaled $253,714, of which $137,277 was past due greater than 90 days.

Below is a table that presents the past due status of loans receivable as of December 31, 2010.

December 31, 2010

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Current	Total Loans	Past Due > 90 Days and Accruing
Construction and land development	$ 116,437	$ –	$ 137,277	$ 5,274,467	$ 5,528,181	$ –
Real estate - mortgage	–	–	–	5,631,112	5,631,112	–
Real estate - other	–	–	–	10,721,143	10,721,143	–
Commercial and industrial	–	–	–	1,090,301	1,090,301	–
Consumer and other	–	–	–	329,949	329,949	–
Total	**$ 116,437**	**$ –**	**$ 137,277**	**$ 23,046,972**	**$ 23,300,686**	**$ –**

Generally, a loan will be placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. When a loan is placed on non-accrual, all previously accrued interest that has not been received is reversed against current income. The recognition of interest on a non-accrual loan is placed on a cash basis and can be recognized when and if a payment is received. Generally, payments received on non-accrual loans are applied directly to principal.

At December 31, 2010, the bank had two loans totaling $137,277 in non-accrual status. At December 31, 2009, the bank did not have any loans in non-accrual status or past due greater than 90 days and still accruing. Below is a table presenting information regarding the nonaccrual loans at December 31, 2010.

	Non-Accrual Loans as of December 31, 2010
Construction and land development	$ 137,277
Real estate - mortgage	–
Real estate - other	–
Commercial and industrial	–
Consumer and other	–
Total	**$ 137,277**

Loans are assigned a credit quality grade upon their origination. Loans are monitored for non-performance and may be downgraded to reflect adverse conditions that might affect collectability. Heightened risk characteristics include a history of poor payment performance, poor financial performance, as well as the potential for adverse earnings impact from deteriorating collateral values. The Bank had $651,686 in loans classified as Substandard or worse as of December 31, 2010.

Credit quality grades within the loan portfolio as of December 31, 2010 are presented in the following three tables, separately for commercial loans, residential real estate loans, and consumer loans, with breakdowns provided for loan types within those categories.

Credit Risk Profile of Commercial Loans as of December 31, 2010	Commercial	Commercial Real Estate Construction	Commercial Real Estate
Prime	$ 260,000	$ –	$ –
Good	–	–	–
Acceptable	90,870	2,450,014	3,424,704
Acceptable with care	739,431	1,209,159	5,046,634
Special mention	–	–	1,851,832
Substandard assets	–	137,277	397,972
Doubtful assets	–	–	–
Loss assets	–	–	–
Total	**$ 1,090,301**	**$ 3,796,450**	**$ 10,721,142**

Credit Risk Profile of Residential Loans as of December 31, 2010	Residential - Prime		Residential - Subprime	
	Residential Mortgage	Residential Construction	Residential Mortgage	Residential Construction
Prime	$ –	$ –	$ –	$ –
Good	45,808	–	–	–
Acceptable	5,004,637	1,577,794	–	–
Acceptable with care	580,667	37,500	–	–
Special mention	–	–	–	–
Substandard assets	–	116,437	–	–
Doubtful assets	–	–	–	–
Loss assets	–	–	–	–
Total	**$ 5,631,112**	**$ 1,731,731**	**$ –**	**$ –**

Credit Risk Profile of Consumer Loans as of December 31, 2010	Consumer - Auto	Consumer - Other
Prime	$ –	$ 18,722
Good	–	–
Acceptable	65,008	204,045
Acceptable with care	–	11,228
Special mention	–	30,946
Substandard assets	–	–
Doubtful assets	–	–
Loss assets	–	–
Total	**$ 65,008**	**$ 264,941**

Impaired loans as of December 31, 2010 totaled $137,277 and were represented by loans on non-accrual. There were no loans considered to be impaired as of December 31, 2009. The following table sets forth certain information regarding the type of impaired loans, their related allowances, and any interest income recognized on impaired loans during 2010.

	Impaired Loans For the Year Ended December 31, 2010			
	Outstanding Principal Balance	Recorded Investment	Average Recorded Investment	Related Allowance
With no related allowance recorded:				
Construction and land development	$ 137,277	$ 137,277	$ 137,630	$ –
With an allowance recorded:				
Construction and land development	–	–		–
Total:				
Construction and land development	$ 137,277	$ 137,277	$ 137,630	$ –

If a loan is modified as a result of a customer's inability to meet the original terms, and if the modification gives the customer more favorable terms that would not otherwise be granted, the loan is considered to be a troubled debt restructuring. The following table presents information regarding the bank's loan that qualifies as a troubled debt restructuring as of December 31, 2010.

	December 31, 2010		
	Number of Loans	Pre-modification Outstanding Balances	Post-modification Outstanding Balances
Construction and land development	1	$ 37,277	$ 37,277
Real Estate - mortgage	–	–	–
Real Estate - other	–	–	–
Commercial and industrial	–	–	–
Consumer and other	–	–	–
Total	**1**	**$ 37,277**	**$ 37,277**

As of December 31, 2010, management was not aware of any additional loans with possible credit problems of borrowers that would cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms, and which may result in disclosure of such loans as nonaccrual, past due, or impaired in future periods.

5. Premises and Equipment

The composition of premises and equipment is summarized as follows:

	December 31	
	2010	2009
Furniture, fixtures, and equipment	**$ 351,356**	$ 328,958
Computer software	**199,332**	178,714
Leasehold improvements	**132,823**	120,800
Automobiles	**38,915**	38,915
Construction and FF&E in process	**3,830**	18,583
Total premises and equipment	**726,256**	685,969
Accumulated depreciation and amortization	**(392,705)**	(221,795)
Premises and equipment, net	**$ 333,551**	$ 464,174

Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was $167,662 and $163,971, respectively.

6. LEASES

On November 1, 2007, the Company entered into a lease for a banking facility in Myrtle Beach, South Carolina from an entity controlled by a director. The term of the initial lease was for three years with four one-year renewal options. Rent increases three percent each renewal period. The lease was amended on February 12, 2008, making adjustments for the rent leading up to the opening of the branch and thereafter. The first extension option was exercised for the period of November 2010 through October 2011.

Rental expense for the years ended December 31, 2010 and 2009 was $161,453 and $160,650, respectively.

Future minimum lease payments under the lease, excluding any renewal options, are $137,891 in 2011.

7. DEPOSITS

The composition of deposits is summarized as follows:

	December 31 2010	Percentage of Total
Noninterest bearing demand	$ 2,319,623	4.1 %
Interest checking	2,432,715	4.3
Money market	27,071,059	47.8
Savings	104,515	0.2
Certificates of deposit < $100,000	7,201,416	12.7
Certificates deposit ≥ $100,000	17,557,788	30.9
Total deposits	**$ 56,687,116**	**100.0 %**

Certificates of deposit with denominations of $100,000 or more totaled $17.6 million and $14.5 million at December 31, 2010 and 2009, respectively. The Company has no brokered deposits.

At December 31, 2010, the scheduled maturities of all certificates of deposit are as follows:

Maturing in:	December 31 2010
2011	$ 20,589,276
2012	3,564,853
2013	260,734
2014	163,773
2015	180,568
Total certificates of deposit	**$ 24,759,204**

8. RELATED PARTY TRANSACTIONS

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At December 31, 2010, these persons and firms were indebted to the Company in the aggregate amount of $608,514.

Related party loan transactions for the years 2010 and 2009 are summarized below:

	For the Calendar Year	
	2010	2009
Balance, beginning of year	**$ 465,818**	$ –
Advances	**350,231**	474,900
Repayments	**(207,535)**	(9,082)
Balance, end of year	**$ 608,514**	$ 465,818

Deposits from directors and executive officers and their related interests totaled $4,981,368 and $3,965,788 at December 31, 2010 and 2009, respectively.

The Company has entered into a lease agreement, as described in Note 6, to lease a building from a company in which one of our directors also serves on the lessor's board of directors. Note 6 details the amount of lease payments made in 2010 and in previous years, as well as payments obligated to be made in the future.

A public relations firm has been retained to provide marketing and public relations services for the Bank. A principal in the public relations firm is one of our directors. The Company incurred marketing and public relations fees of $107,158 and $109,023 for services rendered by the firm for the years ended December 31, 2010 and 2009, respectively. The Company anticipates paying additional sums to that firm during 2011.

The Company engaged a law firm for general legal counsel in 2010 and 2009. One of our directors is a shareholder with that firm. The Company incurred legal fees of $22,812 and $59,199 for services rendered by the firm for the years ended December 31, 2010 and 2009. The Company anticipates paying additional sums to that firm during 2011.

The company made a donation to a charity event, of which one of our directors is the principal organizer. The total amount of donation in 2010 was $5,200, and $3,000 was donated to the same charity event held in 2009.

9. Lines of Credit

As of December 31, 2010, the Company had unused lines of credit to purchase federal funds from correspondent banks totaling $8.0 million. These lines of credit are available on a one to fifteen-day basis for general corporate purposes. All of the lines do not contain maturity terms, and are subject to be withdrawn by the offering correspondent institution at their discretion. If borrowed upon, the lines of credit would be unsecured. The lines of credit at December 31, 2010 were as follows:

Correspondent Bank	Commitment	Balance Outstanding
CenterState Bank	$ 3,000,000	$ –
South Carolina Bank & Trust	2,000,000	–
SunTrust Bank	3,000,000	–
	$ 8,000,000	**$ –**

10. Shareholders' Equity

The Company has the authority to issue up to 50 million shares of common stock with a par value of $.01 per share. As of December 31, 2010, common shares issued and outstanding totaled 2,185,000. In addition, the Company has the authority to issue up to 10 million shares of preferred stock with a par value $.01 per share. As of December 31, 2010, no preferred shares were issued and outstanding.

As a national bank, the Bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Subject to certain restrictions, the directors of a national bank may declare a dividend of so much of the undivided profits of the Bank as the directors judge to be prudent. In addition, a national bank may not declare and pay dividends in any year in excess of an amount equal to the sum of the total of the net income of the Bank for that year and the retained net income of the Bank for the preceding two years, minus the sum of any transfers required by the OCC and any transfers required to be made to a fund for the retirement of any preferred stock, unless the OCC approves the declaration and payment of dividends in excess of such amount.

11. Employee Benefit Plan

In 2010, the Company introduced a 401(k) defined contribution plan available to all employees to participate in at their discretion. Contributions to the plan charged to expense totaled $9,661 in 2010.

12. STOCK-BASED COMPENSATION

The Company's 2009 Stock Incentive Plan (the Plan) was approved by the Company's Board of Directors (the Board) on June 3, 2009. Under the terms of the Plan, officers and key employees may be granted both nonqualified and incentive stock options and restricted stock. The Board reserved 161,778 shares of common stock for issuance under the stock incentive plan. To date, there are 71,940 of stock options, net of forfeitures, that have been issued and not exercised, and there are 5,000 shares of restricted stock, net of forfeitures, that have been issued but have not vested. As of December 31, 2010 and 2009, 84,838 shares and 63,838 shares, respectively, were available for future issuance. The Company recognized stock-based compensation costs related to stock options and restricted stock awards of $72,797 and $62,242 for the year ended December 31, 2010 and 2009, respectively.

Stock options -- The Plan provides for options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the date of grant. Stock options vest ratably at 20% per year for 5 years, and have a 10-year contractual term. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan.

In 2009, stock options were issued to three employees. Since then, two employees have forfeited their options upon their departure. The first forfeiture occurred in 2009 and totaled 30,000 shares. The second forfeiture occurred in 2010 and totaled 20,000 shares. In June 2010, 14,388 in issued options vested. No options were exercised in 2010 or 2009.

The following table presents a summary of the stock option activity for the years ended December 31, 2010 and 2009.

	Options	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	–	$ –
Granted	121,940	10.00
Exercised	–	–
Forfeited	(30,000)	10.00
Outstanding at December 31, 2009	91,940	$ 10.00
Options Exercisable as of December 31, 2009	–	$ –
Outstanding at December 31, 2009	91,940	$ 10.00
Granted	–	–
Exercised	–	–
Forfeited	(20,000)	10.00
Outstanding at December 31, 2010	71,940	$ 10.00
Options Exercisable as of December 31, 2010	14,388	$ 10.00

The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions presented below:

Grant date	June 8, 2009
Total number of options granted	121,940
Expected volatility	7.40%
Expected term	7 years
Expected dividend	0.00%
Risk-free rate	3.60%
Grant date fair value	$2.29

Since the Bank has no historical stock activity, the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options will remain outstanding. Since the Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk-free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds with the same expected term as the options.

As of December 31, 2010 and 2009, there was $61,532 and $139,011, respectively, of total unrecognized compensation cost related to the outstanding stock options that will be recognized over the remainder of their vesting schedule. There is no intrinsic value in these stock options as of December 31, 2010 and 2009, as the exercise price equals the last traded price of the Company's common stock.

Restricted Stock Awards – The Company recognizes compensation expense over a 36 month period for restricted stock awards that were granted in June 2009. The issued restricted stock will vest in its entirety at the end of the 36 month period. Compensation expense recognized for non-vested restricted stock shares during 2010 and 2009 totaled $16,111 and $8,889, respectively. Restricted stock activity for the years ended December 31, 2010 and 2009 was as follows:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	–	$ –
Granted	6,000	10.00
Forfeited	–	–
Outstanding at December 31, 2009	6,000	$ 10.00

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2009	6,000	$ 10.00
Granted	–	–
Forfeited	(1,000)	10.00
Outstanding at December 31, 2010	5,000	$ 10.00

As of December 31, 2010 and 2009, there was $25,000 and $51,111, respectively, of total unrecognized compensation cost related to the restricted stock awards that will be recognized over the remaining 18 months and 30 months of the vesting schedule, respectively.

13. WARRANTS

The Company funded organizational, pre-opening expenses and direct offering costs totaling $3.2 million from direct cash advances made by its Organizers of $620,000 and from draws of $2.6 million made under $3.0 million in lines of credit with a bank. Each Organizer and one non-organizer/founder provided a limited guarantee on amounts drawn under the lines of credit. Accordingly, in recognition of the substantial financial risks undertaken by the members of the organizing group, the Company granted an aggregate of 255,992 warrants to its Organizers and one Founder. These warrants will be exercisable at a price of $10.00 per share, the initial offering price, and may be exercised any time prior to June 8, 2019.

Warrant activity for the years ended December 31, 2010 and 2009 was as follows:

	Warrants	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	–	$ –
Granted	255,992	10.00
Exercised	–	–
Forfeited	–	–
Outstanding at December 31, 2009	255,992	$ 10.00
Outstanding at December 31, 2009	255,992	$ 10.00
Granted	–	–
Exercised	–	–
Forfeited	–	–
Outstanding at December 31, 2010	255,992	$ 10.00

Warrants Outstanding and Exercisable

Type	Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
Organizer/Founder Warrants	$ 10.00	231,992	8.4	$ 10.00
Director Warrants	10.00	8,000	8.4	10.00
Total		239,992		–

The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions presented below:

	Organizer/Founder and Director Warrants
Grant date	June 8, 2009
Total number of options granted	255,992
Expected volatility	7.40%
Expected term	7 years
Expected dividend	0.00%
Risk-free rate	3.60%
Grant date fair value	$2.29

Since the Bank has no historical stock activity, the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the warrants will remain outstanding. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds with the same expected term as the warrants.

Organizer warrants totaling 231,992 were immediately vested upon issuance. Of the 231,992 organizer/founder warrants, 64,547 were treated as compensatory with the fair market value of $147,814 charged to earnings in 2009. The remaining 167,445 organizer/founder warrants were investment warrants with the fair market value of $383,449, and were treated as a component of shareholders' equity. The other 24,000 director warrants vest over three years. The Company recognized expense of $16,488 and $9,618 during the years ended December 31, 2010 and 2009, respectively, related to these director warrants. As of December 31, 2010 and 2009, respectively, there was $24,732 and $39,846 of total unrecognized compensation cost related to the outstanding warrants.

14. Employment Contracts

The Company has entered into employment contracts with its Chief Executive Officer for three years beginning in May 2008. The employment agreement includes terms for renewal upon its expiration. Additionally, the CEO is entitled to certain additional benefits, including health insurance, cell phone service, use of the company vehicle, and paid vacation.

15. Income Taxes

Income tax expense (benefit) consisted of the following:

	For the Calendar Year	
	2010	2009
Current:		
Federal	$ –	$ –
State	4,356	–
Total current	4,356	–
Deferred income taxes	(160,485)	–
Income tax benefit	**$ (156,129)**	$ –

Income tax benefit is allocated as follows:

	2010	2009
To continuing operations	$ 4,356	$ –
To shareholder's equity	(160,485)	(59,981)
Income tax benefit	**$ (156,129)**	$ (59,981)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2010	2009
Deferred tax assets:		
Allowance for loan losses	$ 123,634	$ 38,431
Net operating loss carry forward	1,172,995	601,995
Organization and start-up expenses	709,839	762,745
Stock options and warrants	81,834	65,523
State tax credits	33,000	–
Unrealized loss on securities available for sale	220,466	59,981
Accrued bonuses	61,898	–
Other	7,873	2,944
Gross deferred tax assets	2,411,539	1,531,619
Valuation allowance	(2,112,096)	(1,406,799)
Net deferred tax assets	299,443	124,820
Deferred tax liabilities:		
Accumulated depreciation	39,337	41,153
Capitalized loan costs and fees, net	15,948	7,295
Prepaid expense	23,692	16,391
Total deferred tax liabilities	78,977	64,839
Net deferred tax asset	$ 220,466	$ 59,981

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset or a portion of a deferred tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2010 and 2009, management has recorded a valuation allowance associated with continuing operations. Net deferred tax assets are recorded in other assets on the Company's consolidated balance sheets.

The Company has a net operating loss for Federal income tax purposes of $3,446,328 as of December 31, 2010. This net operating loss begins to expire in the year 2029.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% to income before income taxes follows:

	For the Calendar Year	
	2010	2009
Tax benefit at Federal statutory rate	$ (683,668)	$ (883,662)
Stock-based compensation	14,046	17,067
State tax credits	(33,000)	–
Valuation allowance	705,297	879,429
Tax-exempt interest	(6,939)	–
Other	8,620	(12,834)
Income tax expense	$ 4,356	$ –

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48. The Company's policy is to classify any interest or penalties recognized in accordance with FIN 48 as interest expense or noninterest expense, respectively.

16. Commitments and Contingencies

The Company is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Company. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Standby letters of credit are recorded as a liability by the Company at the fair value of the obligation undertaken in issuing the guarantee.

The Company uses the same credit policies in making commitments and conditional obligations as it does for instruments reflected in the consolidated financial statements. The creditworthiness of each customer is evaluated on a case-by-case basis. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised. The Company had no issued standby letters of credit outstanding at December 31, 2010 or 2009. Unfunded loan commitments totaled $4.3 million as of December 31, 2010 and $660,743 as of December 31, 2009.

17. Fair Value Measurements

The current accounting literature requires the disclosure of fair value information for financial instruments, whether or not they are recognized in the consolidated balance sheets, when it is practical to estimate the fair value. The guidance defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash, or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized, in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair values presented.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value due to the short term nature of such items.

Federal Funds Sold - The carrying amount is a reasonable estimate of fair value, as the term for Fed Funds sold is for one day.

Interest-bearing Bank Deposits - Due to the short-term and liquid nature of these deposits, the carrying amount is a reasonable estimate of fair value.

Securities Available for Sale - Investment securities held-to-maturity and available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Federal Reserve Bank Stock - The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stock.

Loans Held for Sale - Loans held for sale are carried at the lower of cost or market value. The fair values of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics.

Loans Receivable - For certain categories of loans, such as variable rate loans, which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of impaired loans is estimated based on discounted cash flows or underlying collateral values, where applicable.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Off-Balance-Sheet Financial Instruments - The carrying amount for loan commitments, which are off-balance-sheet financial instruments, approximates the fair value since the obligations are typically made with variable rates or have short maturities.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31			
	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	**$ 539,685**	**$ 539,685**	$ 741,896	$ 741,896
Federal funds sold	**1,589,151**	**1,589,151**	813,827	813,827
Interest-bearing bank deposits	**16,465,014**	**16,465,014**	30,701,988	30,701,988
Securities available for sale	**28,705,311**	**28,705,311**	17,029,866	17,029,866
Federal Reserve Bank stock	**456,300**	**456,300**	525,250	525,250
Loans and Loans Held for Sale, net	**23,134,086**	**23,520,480**	10,436,992	10,405,000
Financial liabilities				
Demand deposits, interest-bearing transaction and savings accounts	**31,927,912**	**31,927,912**	23,660,119	23,660,119
Certificates of deposits	**24,759,204**	**24,901,427**	20,323,745	20,363,806
Line of credit	**–**	**–**	–	–

	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Commitments to extend credit	**$ 4,341,642**	**$ –**	$ 660,743	$ –

Assets and liabilities carried at fair value are classified in one of the following three categories based on a hierarchy for ranking the quality and reliability of the information used to determine fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury Securities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis at December 31, 2010, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Available-for-sale Securities

Investment securities held-to-maturity and available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Securities traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds are considered highly liquid and are classified as Level 1. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

The following table presents the fair value of assets evaluated on a recurring basis as of December 31, 2010 and 2009 by level within the hierarchy.

	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010			
Mortgage Backed Securities (MBS)	$ –	$ 23,933,181	$ –
Collateralized Mortgage Obligations (CMOs)	–	2,942,657	–
Municipal Bonds	–	1,829,473	–
Total	**$ –**	**$ 28,705,311**	**$ –**
December 31, 2009			
Mortgage Backed Securities (MBS)	$ –	$ 17,029,866	$ –
Total	**$ –**	**$ 17,029,866**	**$ –**

There were no other assets and no liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009.

Assets Measured at Fair Value on a Non-Recurring Basis

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics. As such, the fair value adjustments for mortgage loans for sale is nonrecurring Level 2.

Impaired Loans

A loan is considered impaired when the full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows or the fair value of collateral. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available and there is no observable market price, the Company records the loan as nonrecurring Level 3.

The following table presents the fair value of assets evaluated on a nonrecurring basis of December 31, 2010.

	Carrying Value as of December 31, 2010	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loans held for sale	$ 340,000	$ –	$ 340,000	$ –
Impaired Loans	137,277		– 100,000	37,277
Total	**$ 477,277**	**$ –**	**$ 440,000**	**$ 37,277**

There were no other assets and no liabilities measured at fair value as of December 31, 2010 on a non-recurring basis. There were no assets and no liabilities measured on a non-recurring basis at December 31, 2009.

18. NET LOSS PER SHARE

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2010 and 2009 due to the net loss; therefore, basic loss per share and diluted earnings per share were the same.

	For the Calendar Year	
	2010	2009
Net loss to common shareholders	$ (2,015,145)	$ (2,599,005)
Weighted-average number of common shares outstanding	2,185,666	1,233,195
Net loss per share	$ (0.92)	$ (2.11)

The net losses presented above for 2009 represent the net loss for the entire year, not just the period since the Bank opened on June 8, 2009. To be consistent, the weighted-average number of common shares outstanding was also computed for the full year, not just the period since the shares were issued.

19. REGULATORY MATTERS

Coastal Carolina National Bank is subject to various capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Bank had not received notification from the OCC categorizing it under the regulatory framework for prompt corrective action; however, management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

The Company's and the Bank's actual capital amounts (in thousands) and ratios as of December 31, 2010 and 2009, are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision	
December 31, 2010	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Leverage (1)						
Coastal Carolina Bancshares, Inc.	$ 14,896	21.33%	$ 2,794	4.0%	N/A	N/A
Coastal Carolina National Bank	14,033	20.34%	2,759	4.0%	3,449	5.0%
Tier I Risk-based Capital (2)						
Coastal Carolina Bancshares, Inc.	14,896	54.38%	1,096	4.0%	N/A	N/A
Coastal Carolina National Bank	14,033	51.23%	1,096	4.0%	1,644	6.0%
Total Risk-based Capital (3)						
Coastal Carolina Bancshares, Inc.	15,239	55.64%	2,191	8.0%	N/A	N/A
Coastal Carolina National Bank	14,376	52.49%	2,191	8.0%	2,739	10.0%

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision	
December 31, 2009	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Leverage (1)						
Coastal Carolina Bancshares, Inc.	$ 17,042	31.18%	$ 2,186	4.0%	N/A	N/A
Coastal Carolina National Bank	16,152	30.04%	2,151	4.0%	2,688	5.0%
Tier I Risk-based Capital (2)						
Coastal Carolina Bancshares, Inc.	17,042	93.63%	728	4.0%	N/A	N/A
Coastal Carolina National Bank	16,152	89.62%	721	4.0%	1,081	6.0%
Total Risk-based Capital (3)						
Coastal Carolina Bancshares, Inc.	17,187	94.43%	1,456	8.0%	N/A	N/A
Coastal Carolina National Bank	16,297	90.42%	1,442	8.0%	1,802	10.0%

(1) The leverage ratio reflects Tier 1 capital divided by average total assets for the period. Average assets used in the calculation exclude certain intangible and servicing assets.

(2) Tier 1 capital consists of total equity plus qualifying capital securities and minority interests, less unrealized gains and losses accumulated in other comprehensive income, certain intangible assets, and adjustments related to the valuation of servicing assets and certain equity investments in nonfinancial companies (principal investments).

(3) Total risk-based capital is comprised of Tier 1 capital plus qualifying subordinated debt and allowance for loan losses and a portion of unrealized gains on available-for-sale equity securities.

Both the Tier 1 and the total risk-based capital ratios are computed by dividing the respective capital amounts by risk-weighted assets, as defined.

20. Condensed Financial Information on Coastal Carolina Bancshares, Inc (Parent Company Only)

The Parent Company's condensed balance sheet and related condensed statements of operations and cash flows are as follows:

Condensed Balance Sheets

	December 31	
	2010	2009
Assets		
Interest-bearing bank deposits	**$ 867,307**	$ 886,703
Investment in bank subsidiary	**13,908,358**	16,051,452
Other assets	**3,097**	3,299
Total assets	**$ 14,778,762**	$ 16,941,454
Liabilities and Shareholders' Equity		
Liabilities		
Borrowings	–	–
Accrued expenses and other liabilities	**7,474**	300
Total liabilities	**7,474**	300
Shareholders' Equity		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	–	–
Common stock, $.01 par value, 50,000,000 shares authorized, 2,185,000 and 2,186,000 issued and outstanding at December 31, 2010 and 2009 respectively	**21,850**	21,860
Additional paid-in capital	**21,667,958**	21,604,774
Unearned compensation, nonvested restricted stock	**(25,000)**	(51,111)
Retained deficit	**(6,548,688)**	(4,533,543)
Accumulated other comprehensive loss	**(344,832)**	(100,826)
Total shareholders' equity (deficit)	**14,771,288**	16,941,154
Total liabilities and shareholders' equity	**$ 14,778,762**	$ 16,941,154

CONDENSED STATEMENTS OF OPERATIONS

	For the Calendar Year	
	2010	2009
Interest income		
Stock subscriptions held in escrow	**$ –**	$ 78,246
Interest-bearing bank deposits	**18,064**	11,424
Total interest income	**18,064**	89,670
Interest expense		
Lines of credit	**–**	42,338
Total interest expense	**–**	42,338
Net interest income (expense)	**18,064**	47,332
Noninterest income		
Leasehold improvement allowance	**–**	12,500
Total noninterest income	**–**	12,500
Noninterest expense		
Salaries and employee benefits	**–**	692,848
Occupancy and equipment	**–**	165,543
Data processing	**–**	15,209
Professional services	**5,187**	46,416
Marketing and business development	**–**	8,533
Corporate insurance	**–**	6,472
Postage and supplies	**1,178**	12,857
Telecommunications	**–**	9,735
Other	**34,115**	35,923
Total noninterest expense	**40,480**	993,536
Net loss before equity in loss of bank subsidiary	**(22,416)**	(933,704)
Equity in loss of bank subsidiary	**(1,988,373)**	(1,665,301)
Income Tax	**4,356**	–
Net loss	**$ (2,015,145)**	$ (2,599,005)

Condensed Statements of Cash Flow

	For the Calendar Year	
	2010	2009
Operating activities		
Net loss	**$ (2,015,145)**	$ (2,599,005)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization expense	–	62,191
Equity in loss of bank subsidiary	**1,988,373**	1,665,301
Stock-based compensation expense	–	147,814
Increase in accrued interest receivable	**202**	(3,299)
Increase (decrease) in accrued interest payable	–	(5,017)
Decrease (increase) in deferred stock issuance costs	–	337,476
Increase in other assets	–	(20,143)
Increase in other liabilities	**7,174**	93,372
Net cash used in operating activities	**(19,396)**	(321,310)
Investing activities		
Investment in bank subsidiary	–	(17,499,910)
Purchases of premises and equipment, net	–	(19,347)
Net cash used in investing activities	–	(17,519,257)
Financing activities		
Net increase (decrease) in stock subscriptions held in escrow	–	(2,365,000)
Net increase (decrease) in organizer advances	–	(620,000)
Net increase (decrease) in other borrowings	–	(1,622,770)
Proceeds from issuance of common stock, net of offering costs	–	20,963,512
Net cash provided by financing activities	–	16,355,742
Net increase (decrease) in cash and cash equivalents	**(19,396)**	(1,484,825)
Cash and cash equivalents, beginning of period	**886,703**	2,371,528
Cash and cash equivalents, end of period	**$ 867,307**	$ 886,703
Supplemental disclosures of cash flow information:		
Interest paid	**$ –**	$ 42,338
Noncash investing activities:		
Stock-based compensation expensed at bank subsidiary	**89,285**	**80,748**
Pre-opening expenses allocated to subsidiary	–	**2,203,170**
Assets contributed to bank subsidiary:		
Premises and equipment	–	**405,614**
Other assets	–	**71,810**
Accrued expenses and other liabilities	–	**(240,504)**
Net assets contributed to bank subsidiary	**$ –**	**$ 236,920**

21. Subsequent Events

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the consolidated financial statements or disclosed in the notes to the consolidated financial statements

Headquarters:
2305 Oak Street
Myrtle Beach, SC 29577
(843) 839.2265
Fax: (843) 839.5666

Transfer Agent:
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1.800.368.5948

Investor Relations:
Michael D. Owens
(843) 839.1951
Terry S. Haight
(843) 839.1952



COASTAL CAROLINA
BANCSHARES, INC.



EQUAL HOUSING
LENDER

Member FDIC